UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2009

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is updated information concerning the Company, its fleet and recent developments and other updates related to the passage of time, together with a summary of recent developments in the international drybulk and tanker shipping industries and their effects on the Company's business, together with Management's Discussion and Analysis of Financial Condition and Results of Operation and interim consolidated unaudited financial statements and related information and data of the Company as of and for the three-month period ended March 31, 2009.

This report and the exhibit hereto are incorporated by reference into the Company's F-3 Registration Statement (File no. 333-150579) that was filed with the Securities and Exchange Commission (the "Commission") with an effective date of June 6, 2008.

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the "Commission"), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the NASDAQ Global Market.  We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            OCEANFREIGHT INC.
            (Registrant)

Dated: June 16, 2009                                                               By: /s/ Anthony Kandylidis
            Anthony Kandylidis
            Chief Executive Officer

Exhibit 1

Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to OceanFreight Inc. and all of its subsidiaries. "OceanFreight Inc." refers only to OceanFreight Inc. and not its subsidiaries.

We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a Marshall Islands company with our principal executive offices located in Athens, Greece.  As of June 15, 2009, we own and operate, through our subsidiaries, a fleet of 13 vessels, consisting of eight Panamax drybulk carriers, one Capesize drybulk carrier, three Aframax tankers and one Suezmax tanker, with a total carrying capacity of 1,170,633 dwt.  As discussed below, we have entered into a Memorandum of Agreement with a third party to sell one of our Panamax drybulk carriers.  In addition, we have entered into various agreements with third parties to acquire a 2001-built Panamax drybulk carrier.  As of June 15, 2009, the average age of our drybulk carriers is approximately 13.4 years, the average age of our tanker vessels is approximately 16.5 years and the average age of the vessels in our fleet is approximately 14.3 years.  All of our vessels are chartered under long term contracts expiring at various dates, the latest through 2013, with an average remaining duration of 15 months.  We refer you to the table on the next page for information regarding the current employment of our fleet.

Our Fleet

We operate a diversified fleet in order to capitalize on opportunities for upside potential in both the drybulk and tanker markets.  As of June 15, 2009, our fleet is comprised of the following vessels:

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
Trenton	Panamax	1995	75,229
Pierre	Panamax	1996	70,316
Austin	Panamax	1995	75,229
Juneau	Capesize	1990	149,495
Lansing (1)	Panamax	1996	73,040
Helena	Panamax	1999	73,744
Topeka	Panamax	2000	74,710
Richmond	Panamax	1995	75,265
Augusta	Panamax	1996	69,053

Tanker Vessels
Pink Sands	Aframax	1993	93,723
Olinda	Suezmax	1996	149,085
Tigani	Aframax	1991	95,951
Tamara	Aframax	1990	95,793

(1)
We have entered into a Memorandum of Agreement to sell the M/V Lansing for a sale price of $21.95 million. We expect to deliver the vessel to its new owners in the period from July 1, 2009 to September 30, 2009.

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of our vessels to two management companies, which we refer to as our Fleet Managers that are engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Four of our Panamax vessels are managed by Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company, and nine vessels are managed by Cardiff Marine Inc., or Cardiff, a related party technical and commercial management company. Cardiff also provides, under a separate management agreements, supervisory services for the four vessels managed by Wallem and commercial management for all of our vessels. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. As a result, we believe our Fleet Managers have each established a reputation as an efficient and dependable vessel operator. We further believe that the scale and scope of our Fleet Managers enable them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as their ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers' established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

We are responsible for all commercial management decisions for our fleet. We use a global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. Our current fleet is presently operating under long term time charter agreements, or in the case of the Olinda, a spot pool arrangement, as follows:

Vessel Name	Estimated Expiration of Charter	Gross Daily Rate
Trenton	April 2010 to August 2010	$26,000
Pierre	June 2010 to October 2010	23,000
Austin	April 2010 to August 2010	26,000
Juneau (1)	September 2009 to November 2009	48,700
Lansing (2)	June 2009 to October 2009	24,000
Helena	May 2012 to January 2013	32,000
Topeka	October 2010 to May 2011	23,100
Richmond	December 2009 to April 2010	29,100
Augusta	November 2011 to March 2012	16,000
Pink Sands	October 2010 to January 2011	27,450
Olinda (3)	Spot Pool – October 2009
Tigani (4)	September 2009 to November 2009	29,800
Tamara (4)	November 2010 to March 2011	27,000

(1)	The charter rate is fixed at $48,700 through September 2009 and thereafter floats at 20% less than the daily average of the Capesize time charter rates published by the Baltic Exchange.

(2)
We have entered into a Memorandum of Agreement to sell the M/V Lansing for a sale price of $21.95 million.  We expect to deliver the vessel to its new owners in the period from July 1, 2009 to September 30, 2009.

(3)
 On October 11, 2008, the charter of the M/T Olinda was terminated by mutual agreement between the Company and the charterer, Industrial Carriers Inc., as a result of the charterer's insolvency. In this connection, the Company received nonrefundable cash compensation of approximately $1.2 million and ownership of all bunkers on board the M/T Olinda. On October 17, 2008, the M/T Olinda entered into a charter agreement with Blue Fin Tankers Inc., which is a spot pool managed by, Heidmar Inc., for a minimum period of 12 months. The vessel's earnings will be derived from the pool's total net earnings. Heidmar Inc. is owned 49% by a company associated with Mr. George Economou and Mr. Anthony Kandylidis, our Chief Executive Officer and Interim Financial Officer, who is also a member of the Board of Directors of Heidmar Inc.

(4)	The Tigani is chartered to Heidmar Trading LLC and the Tamara is chartered to Tri-Ocean Heidmar Tankers LLC each of which is controlled by Heidmar Inc.

We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

OceanFreight's strategy and business model.

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion. We intend to grow our fleet using our management's knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provide better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition. Our fleet currently consists of nine drybulk carriers and four tankers. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. With the exception of the M/T Olinda, which is employed in a tanker pool, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining term of approximately 16 months as of March 31, 2009. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our vessels are chartered to nine different charterers operating in the drybulk carrier and tanker sectors and one of our tankers is employed in a spot market pool. We believe that chartering our vessels to a number of well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers. Our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Managers' experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers' rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Corporate Structure

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, GR – 151 25 Amaroussion, Athens, Greece. Our telephone number at that address is +30 210 614 0283. Our website is www.oceanfreightinc.com.  The information on our website shall not be deemed a part of this document.  On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007 our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, leaving Basset with ownership of 2,000,000 subordinated shares.  These shares converted on August 15, 2008, leaving Basset with 2,000,000 common shares representing approximately 2.2% of our outstanding capital stock as of June 15, 2009.

On April 30, 2007 we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million.  The Company's common shares are listed on the NASDAQ Global Market under the symbol "OCNF".

Recent Developments

a)
Under the Standby Equity Purchase Agreement, or the SEPA, we entered into with YA Global Master SPV Ltd., or YA Global, as of June 15, 2009, 71,850,000 shares had been sold with net proceeds amounting to $110 million. Of these proceeds $25 million was used to fully repay the sellers' credit bearing annual interest ranging from 9% to 9.5% per annum in connection with the acquisition of M/T Tamara and M/T Tigani. The SEPA agreement was terminated on May 21, 2009. The number of shares issued and outstanding at June 15, 2009 is 90,394,493.

b)
In February 2009, March 2009, April 2009, May 2009 and June 2009, Cardiff assumed the technical management of the M/V Helena, M/V Trenton, M/V Lansing, M/V Pierre, M/V Topeka and M/V Austin, respectively, which were previously under the technical management of Wallem.

c)
In May 2009, we signed a Memorandum of Agreement with a third party to sell the M/V Lansing at a price of $21.95 million resulting in a loss of approximately $13.3 million. The vessel is expected to be delivered to its new owners in the period from July 1, 2009 to September 30, 2009.

d)
We have entered into various agreements with third parties to purchase a 2001 built Panamax bulk carrier (75,000 dwt) for an aggregate price of $25 million. We expect to take delivery of the vessel by September 2009 with a time charter attached at a daily gross hire rate of $13,150 expiring in the fourth quarter of 2009. The transaction is subject to buyers' acceptance of the vessel and its class records and the approval of the sellers' financing bank. The purchase of the vessel is expected to be financed using the existing Nordea revolving credit facility.

The International Drybulk Shipping Industry.

We currently employ each of our nine drybulk carriers under time charter agreements with an average remaining duration of approximately 13 to 17 months as of March 31, 2009.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, has recovered significantly during the first five months of 2009 as compared to the fourth quarter of 2009. The BDI averaged 3,494 during the month of May 2009 which is about 400% higher than November's average of 715. However, this is still below the BDI's high of 11,793 reached in May 2008.

The decline in the drybulk market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI. The charter rate for our Capesize drybulk carrier, the M/V Juneau, will be linked to the BDI for the last two months of its time charter during the third quarter of 2009. Please see fleet employment data above under "Our Fleet".

Drybulk vessel values have also rebounded since last year's steep decline. Charter rates and vessel values were affected last year in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The rebound we have seen during the first five months in 2009 has resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia and therefore China increased its imports of raw materials. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will move to any significant degree in either direction.

Capesize rates have significantly rebounded in 2009 and as of June 9, 2009 average rates are approximately $70,000 per day. Capesize rates averaged as low as $6,499 per day during the month of December 2008. We believe that the root cause of this increase is linked to the fact that Chinese steel mills have been buying imported iron ore that is cheaper than that produced domestically in China.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of May 2009, total newbuilding orders had been placed for an aggregate of about 68% of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect significant cancellations and/ or slippage of newbuilding orders.  The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as, operating repair and survey costs. Scrapping in 2009 has been significant. As of June 2009 6.5 million dwt has been removed representing 60% of the carrying capacity of the total fleet delivered in the first months of 2009. In addition total drybulk scrapping during the first five months of 2009 is higher than in 2008 (5 million dwt) and in 2007 (2.1 million dwt). As of the end of May 2009, about 16.6% of the total dry bulk fleet is 25 years or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

The International Tanker Industry.

Our fleet includes four double-hull crude oil tanker vessels (three Aframaxes and one Suezmax). The three Aframaxes are employed in time charter agreements and the Suezmax is employed in a spot market pooling arrangement. The tanker industry has an inherent volatility caused by seasonal demand fluctuations. During the fall refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than demand during the winter. This seasonality is reflected in the time charter equivalent rate for Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast. This rate averaged $17,983 per day during May 2009 and during the fourth quarter of 2008, the same rate averaged $58,604 per day.

According to industry sources, in the second half of 2008 and beginning of 2009, a slowdown in global economic growth has led to a significant decline in oil prices from a high of $145 per barrel  in July 2008 to $55 per barrel in the beginning of 2009 after reaching a low of $34 per barrel  in December 2008. OPEC has responded by significantly reducing oil supply. During the last OPEC meeting held in Vienna in March 2009, the OPEC ministers agreed to leave existing output targets in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates. Consistent with this trend, the value of the tankers in our fleet has declined. However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 17% in terms of dwt of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers resulting from any potential future oil supply reduction.

Through May 31, 2009, newbuilding deliveries for Suezmax vessels amounted to about 0.7 million dwt tons or 3% of the total Suezmax orderbook of 24.2 million dwt tons. During the same period the newbuilding deliveries for Aframax vessels amounted to 4.3 million dwt tons or 18.9% of the total Aframax orderbook of 22.7 million dwt tons. As of May 31, 2009 the total tanker newbuilding orderbook stood at about 151 million dwt. It is expected that 40 million dwt of tankers in excess of 10,000 dwt will be delivered in 2009, while the current fleet of tankers in excess of 10,000 dwt amounts to approximately 422 million dwt.

Our Loan Agreement Covenants

We currently have a $276 million senior secured credit facility with Nordea Bank Norge ASA, or Nordea, consisting of Tranche A, a reducing revolving credit facility of $183 million, and Tranche B, a term loan facility of $93 million and a $26.8 million secured term loan facility with DVB Bank SE, or DVB.

Both of our existing credit facility agreements include certain events of default, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse effect on our ability to perform our obligations under the loan or on any collateral thereunder.  They also include, among other covenants, financial covenants requiring:

•	the ratio of funded debt to the sum of funded debt plus shareholders' equity at each quarter end to be no greater than 0.70 to 1.00;

•
liquidity to be not less than $500,000 multiplied by the number of vessels owned.  Liquidity under our DVB credit facility is defined as cash, and under our Nordea credit facility it is defined as cash, cash equivalents and undrawn availability under Tranche A with a maturity of less than 12 months;

•	the ratio of EBITDA to net interest expense at each quarter end be not less than 2.50 to 1;

•
the aggregate fair market value of the vessels secured to the aggregate outstanding balance of the credit facility be not less than 90% to 125%, and 140% to 155%, as defined in our Nordea and DVB credit facilities, respectively ; and

•	the ratio of interest bearing liabilities to the sum of interest bearing liabilities plus adjusted equity to be less than 0.90:1.00.

Under our Nordea credit facility we are not permitted to pay dividends while under our DVB credit facility we can pay dividends of up to 50% of the quarterly net profits so long as an event of default has not occurred and will not occur upon the payment of such dividends. Our board of directors determined in December 2008 to suspend the payment of dividends in order to preserve capital.

As of March 31, 2009, the Company was in full compliance with its loan covenants.

RISK FACTORS

Set forth below are updated or additional risk factors which should be read together with the risk factors contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on March 23, 2009.

Industry Specific Risk Factors

Decreases in charterhire rates for drybulk carriers and tankers may adversely affect our earnings.

The shipping industry is cyclical with attendant volatility in charterhire rates and profitability. For example, the degree of charterhire rate volatility among different types of drybulk carriers and tankers has varied widely. We currently employ one of our tanker vessels in a spot market pool where we are exposed to changes in spot market rates. The remaining vessels in our fleet, to the extent employed on short-term charters, are exposed to changes in short-term charter rates. Such changes may affect our earnings and the value of our vessels at any given time. In addition, we may charter some of our vessels currently employed in medium- or long-term charters on short-term charters in the future. We cannot ensure that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global fleet and the sources and supply of cargoes to be transported by sea. The capacity of the global fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Downturns in the drybulk carrier and tanker charter markets may adversely affect our earnings.

We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations including payment of debt service to our lenders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or enter new charters for vessels that we may acquire in the future, the charter rates that we will be able to achieve and the value of our vessels will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources, commodities, semi-finished and finished consumer and industrial products.

An over-supply of drybulk carrier capacity may lead to reductions in charterhire rates and profitability.

The number of drybulk carriers on order is near historic highs. The market supply of drybulk carriers as of June 2009 stands at about 68% of the total existing fleet (in terms of dwt) with deliveries expected during the next 36 months. While vessel supply will continue to be affected by scrapping, an over-supply of drybulk carrier capacity may result in a reduction of charterhire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

If economic recovery in the Asia Pacific region does not occur or is not sustained and further economic slowdown occurs, this could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, negative change in economic conditions in any Asia Pacific country, but particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. According to preliminary estimates by the National Bureau of Statistics of China, China's year over year GDP growth rate in 2008 was 9%, the lowest since 2001. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, results of operations, and our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a negative effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of June 15, 2009, we had total outstanding indebtedness under our existing credit facilities of $289.2 million.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Fuel, or bunker prices, may adversely affect profits.

We generally do not bear the cost of fuel, or bunkers, under our time charters. However, fuel is a significant factor affecting time charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this annual report, each of our vessels is ISM code-certified.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, U.S. authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether companies responsible for the global traffic of containers at sea, referred to as container line operators, may seek to pass on certain of the costs associated with any new security procedures to vessel owners.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends if reinstated in the future.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Company Specific Risk Factors

The volatility in both drybulk and tanker charter rates, and vessel values, may affect our ability to comply with various covenants in our loan agreements.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants.  Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans.  The market value of drybulk and tanker vessels is sensitive, among other things, to changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise.  Such conditions may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreements.  If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We depend upon a few customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of customers, with 42% of our revenues for the three month period ended March 31, 2009 generated from three charterers. Our fleet is employed under fixed rate period charters or pooling arrangements to nine customers or their affiliates. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or if we are otherwise in default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Twelve of our vessels are currently employed under time charters with eleven customers or their affiliates, with 42% of our revenues for the three month period ended March 31, 2009 generated from three customers chartering our drybulk carriers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping and tanker industries and the overall financial condition of the counterparty. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. For example, we agreed to reduce the contracted charter rate for one of our drybulk vessels, the M/V Augusta, from $42,100 per day to $16,000 per day upon its commencement in November 2008. The time charters on which we deploy 12 of the vessels in our fleet provide for charter rates that are above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. For example, we had entered into a time charter for one of our tanker vessels, the M/T Olinda, at a rate of $41,025 per day with Industrial Carriers Corp. and on October 11, 2008, the charter was terminated by mutual agreement as a result of the charterer's insolvency. We have since deployed the vessel in the Blue Fin spot market pool where the vessel generates revenues based on spot market charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows and comply with covenants in our credit facilities

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed rate period charters, three of which expire in 2009. In addition, one of our vessels, the M/T Olinda, is employed in a spot market pool. Current charter rates have sharply declined from historically high levels and the charter market remains volatile. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot ensure that future charter rates will be at a level that will enable us to operate our vessels profitably or to repay our debt.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of June 15, 2009, our fleet has an average age of 14.3 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot ensure that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our Nordea credit facility which was advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, including under our new DVB credit facility, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement.

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At March 31, 2009, the fair value of our interest rate swaps was an unrealized gain of $0.9 million.

Investors may experience significant dilution as a result of future offerings.

On January 30, 2009, we entered into the SEPA, which is described under Note 6 to our interim consolidated unaudited financial statements, which was terminated on May 21, 2009. Pursuant to the SEPA, we have issued and sold an aggregate of 71,850,000 common shares resulting in net proceeds of $110 million. We may have to attempt to sell additional shares in the future in order to satisfy our capital needs; however there can be no assurance that we will be able to do so. If we are able to sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant and our existing shareholders may experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders invested.

As our loan agreements contain provisions providing that a change-of-control will be deemed to have occurred if a person or entity, that was not a beneficial owner of our capital stock at the respective times of our entry into such agreements, becomes the beneficial owner, directly or indirectly, of more than 20% of the voting or ownership interest in our company, such issuances of common shares could result in a change of control constituting an event of default under these loan agreements that entitles our lenders to declare all of our indebtedness thereunder immediately due and payable.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

The market price of our common shares has recently dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on June 15, 2009 was $1.60 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The Nasdaq Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In light of recently deteriorating market conditions, under a rule change recently approved by the Securities and Exchange Commission, the Nasdaq Stock Market has temporarily suspended the minimum share price requirement through July 19, 2009. Following the expiration of the suspension, in the event that our share price declines below $1.00 for a period of 30 consecutive business days, we may be required to take action, such as a reverse stock split, in order to comply with Nasdaq rules that may be in effect at the time.

Obligations associated with being a public company require significant company resources and management attention.

We completed our initial public offering in April 2007 and are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will continue to need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures as well as financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

We are entirely dependent on our Fleet Managers to perform the day-to-day management of our fleet.

Our executive management team consists of our Chief Executive Officer/Interim Chief Financial Officer, our Vice President – Business Development and our Chief Accounting Officer and Treasurer. As we subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Managers, we are dependent on our Fleet Managers and the loss of any of our Fleet Managers' services or failure to perform obligations to us could materially and adversely affect the results of our operations. Although we may have rights against a Fleet Manager if it defaults on its obligations to us, you will have no recourse directly against a Fleet Manager. Further, we expect that we will need to seek approval from our lenders to change a Fleet Manager. If a Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•     continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Our Fleet Managers are privately held companies and there may be limited or no publicly available information about them.

Our Fleet Managers, Cardiff Marine Inc. and Wallem Shipmanagement Ltd. are privately held companies. The ability of our Fleet Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair one or more of our Fleet Managers' financial strength, and there may be limited publicly available information about their financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Managers, even though these problems could have a material adverse effect on us.

Our Fleet Managers may have conflicts of interest between us and other clients of our Fleet Managers.

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Managers. Our contracts with our Fleet Managers have an initial term of one year which will automatically extend for successive one year terms, unless, in each case, at least two months' advance notice of termination is given by either party. Our Fleet Managers will be providing similar services for vessels owned by other shipping companies including companies with which they are affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Managers' performance of their obligations to us, on the one hand, and our Fleet Managers' performance of their obligations to their other clients on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Managers. In particular, our Fleet Managers may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Managers. These conflicts of interest may have an adverse effect on our results of operations.

Companies affiliated with Cardiff own and will acquire vessels that compete with our fleet.

We entered into agreements with Cardiff to provide us with certain services. Cardiff is owned by a company controlled by Mrs. Chryssoula Kandylidis, who is the wife of one of our directors, Konstandinos Kandylidis, and is the mother of our Chief Executive Officer/Interim Chief Financial Officer, Antonis Kandylidis, and by the Entrepreneurial Spirit Foundation, or the Foundation, which is controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is the sister of Mr. Economou. Cardiff currently manages 38 drybulk carriers for DryShips Inc. and also manages 18 tankers and 16 drybulk carriers and supervises the construction of 13 crude oil tankers, and 20 drybulk carriers with scheduled delivery dates between 2009 and 2011 on behalf of companies controlled by members of the Economou family. Moreover, Mr. Economou, members of his family and companies affiliated with Cardiff own and will acquire additional vessels in the future. These vessels could be in competition with our fleet. Cardiff may be faced with conflicts of interest with respect to its interests and its obligations to us.

We may be unable to effectively manage our growth.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	obtaining required financing;

•	integrating any acquired business successfully with our existing operations;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers; and

•	managing our expansion.

We intend to finance our growth with the net proceeds of future debt and equity offerings. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Fleet Managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

If our Fleet Managers are unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.

We rely on our Fleet Managers to recruit suitable senior officers and crews for our fleet. In addition, as we expand our fleet, we will have to rely on our Fleet Managers to recruit suitable additional seafarers. We cannot ensure that our Fleet Managers will be able to continue to hire suitable employees as we expand our fleet. If our Fleet Managers' crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. The seafarers who are employed on the ships in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot ensure that these agreements will prevent labor interruptions. If our Fleet Managers are unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition.

The operation of drybulk carriers and tankers each involve certain unique operational risks.

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier's bulkheads leading to the loss of the drybulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition . In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, we may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by our shipowning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key senior management personnel and other employees in the seaborne transportation industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends upon our ability to hire and retain key members of our senior management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations. We do not intend to maintain "key man" life insurance on any of our officers.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Defects or problems discovered after purchase may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition.

We cannot ensure that we will be able to borrow amounts under our senior secured credit facilities and restrictive covenants in our senior secured credit facilities may impose financial and other restrictions on us.

Our senior credit facilities, as amended, impose restrictions on us. These restrictions may limit our ability to, among other things:

•	incur additional indebtedness, including through the issuance of guarantees;

•	create or permit liens on our assets;

•	sell our vessels or the capital stock of our subsidiaries;

•	make investments;

•	change the flag or classification society of our vessels;

•	reinstate the payment of dividends (as described under "Item 5 — Operating Financial Review and Prospects-B, Liquidity and Capital Resources in our Y2008 20-F Annual Report);

•	make capital expenditures;

•	compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

These restrictions could limit our ability to finance our operations or capital needs, make acquisitions or pursue available business opportunities. In addition, as discussed above, our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. We expect to be able to comply with all of the financial ratios and financial covenants under our senior secured credit facilities. However, events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot ensure that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facilities would prevent us from borrowing additional money under our credit facility agreements and could result in a default under these agreements. If a default occurs under our credit facility agreements, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our best interest.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

We cannot ensure that we will be able to refinance any indebtedness incurred under our credit facilities.

We have partially financed the acquisition of our vessels with secured indebtedness drawn under our credit facilities. We cannot ensure that we will be able to refinance amounts drawn under our credit facilities at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans.

The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We may be subject to tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated hereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we intend to take this position for United States federal income tax return reporting purposes for the 2008 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. For example, if 5% shareholders owned 50% or more of our outstanding common shares for more than half the days of a taxable year, then we would not be eligible for this statutory tax exemption unless we were able to establish that among our 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to establish this, 5% shareholders would have to provide us with certain information in order to substantiate their identity as qualified shareholders. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries in the future.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a four percent United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash is treated as an asset that produces "passive income" and "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we are currently or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

We believe this position is supported by authority consisting of case law and IRS rulings. However, there is also authority which has treated time charter income as rental income.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please read "Tax Considerations—United States Federal Income Taxation of U.S. Holders—Tax Treatment of Common Stock — Passive Foreign Investment Company Status and Significant Tax Consequences in our Y2008 20-F Annual Report" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

There is no guarantee that there will continue to be an active and liquid public market for shareholders to resell our common stock in the future.

The price of our common stock may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public

•	companies in our industry;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in segments of the shipping industry in which we operate;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The drybulk and tanker industries have been highly unpredictable and volatile. The market for our common stock may be equally volatile.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on the NASDAQ Global Market under the symbol "OCNF" since April 30, 2007.

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

2007	High	Low

April 30, 2007 to June 30, 2007	$20.70	$19.14
3rd Quarter ended September 30, 2007	24.40	18.80
4th Quarter ended December 31, 2007	30.45	16.88
2007 Annual	30.45	16.88

2008	High	Low

1st Quarter ended March 31, 2008	$24.65	$15.30
2nd Quarter ended June 30, 2008	26.70	21.48
3rd Quarter ended September 30, 2008	22.76	12.29
4th Quarter ended December 31, 2008	13.60	1.87
2008 Annual	26.70	1.87

Most Recent Six Months	High	Low

December 2008	5.11	2.33
January 2009	5.23	3.27
February 2009	2.93	1.01
March 2009	1.57	0.82
April 2009	1.60	1.04
May 2009	1.88	1.37
June 1 -15, 2009	1.82	1.60

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "OceanFreight Inc." or the "Company" or "we" shall include OceanFreight Inc. and its applicable subsidiaries. The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our interim consolidated unaudited financial statements and their notes included therein.

This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995, as codified in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk and petroleum products that are transported by the Company's vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses. For additional information on the Company's financial condition and results of operation please refer to our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 23, 2009.

Operating results

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. With the exception of the tanker M/T Olinda which is employed in the Blue Fin Tankers Inc. spot market pool, we employ our drybulk carriers and tankers to reputable charterers primarily pursuant to long-term time charters. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and crude oil rates. However, we are exposed to the risk of declining drybulk and tanker rates when operating in the spot market, which may have a materially adverse impact on our financial performance. As of March 31, 2009, our charters had remaining terms ranging between 5 months and 47 months.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

•	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

•	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire days.

•
Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days reduced by the scheduled drydocking days for the relevant period.

•
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our calendar days, voyage days, fleet utilization and daily TCE rate for the three-month period ended March 31, 2009.

	Drybulk Carriers	Tankers	Fleet
Calendar days	810	360	1,170
Voyage days	762	360	1,122
Fleet utilization	97.2%	100%	98.2%
Time charter equivalent (TCE) daily rate	$29,556	$28,623	$29,256

The following table reflects the calculation of our TCE daily rates for the three-month period ended March 31, 2009:

(Dollars in thousands except for Daily TCE rate)

	Drybulk Carriers	Tankers	Fleet

Voyage revenues and imputed deferred revenue	$23,570	$10,584	$34,154
Voyage expenses	(1,049)	(280)	(1,329)

Time charter equivalent revenues	$22,521	$10,304	$32,825

Total voyage days for fleet	762	360	1,122

Daily TCE rate	$29,556	$28,622	$29,256

• Spot Charter Rates. Spot charterhire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Voyage and Time Charter Revenue. Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the drybulk and crude oil shipping industries; and
•	other factors affecting spot market charterhire rates for drybulk and tanker vessels.

With the exception of the M/T Olinda, all of our vessels are employed under time charters, which, as of March 31, 2009 have a remaining duration of a minimum of 5 months and a maximum of 47 months. We believe that these long-term charters provide better stability of earnings than spot market rates and consequently increase our cash flow visibility to our shareholders.

The M/T Olinda is employed in a spot market pool. Under the pooling agreement, the vessel will earn charterhire in accordance with the pool point formula as defined in the pool agreement. The pooling agreement provides that charterhire will be paid 30 days in arrears and bunkers on board at the time of delivery will be paid with the first hire payment. Preliminary charterhire will be based on the pool's then current earnings, and is not a guaranteed minimum rate obligation of the pool company. Hire is inclusive of overtime, communication, and victualling. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on the prevailing market condition of the pool. Each vessel's earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel's rating as defined in the pool point formula.

Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. We have described below what we believe are our most significant accounting policies that involve a high degree of judgment and the methods of their application.

Vessel Lives and Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective

Imputed Prepaid/Deferred Revenue

We record identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. We value any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed we must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Voyage Revenues

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business will be with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Voyage Expenses

By employing our vessels on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. They additionally include management fees for the technical management of our fleet, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising drydocking and repairs and other duties related to the operation of our vessels.

Our total vessel operating expenses will increase in the future with the enlargement of our fleet and the operation of our existing fleet for the full year. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead.

Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel's acquisition, which is estimated at U.S. $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Drydocking

We expense the total costs associated with drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels.

Interest and finance costs

We have historically incurred interest expense and financing costs in connection with debt incurred to partially finance the acquisition of our vessels. As of March 31, 2009, we had $321.7 million of indebtedness outstanding under our secured credit facilities. Fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Accounting for Financial Instruments

Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Certain Hedging Activities" requires all derivative contracts to be recorded at fair value, as determined in accordance with SFAS 157 "Fair Value Measurements", which is more fully discussed in Note 7 to our interim consolidated financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company has elected not to apply hedge accounting, but to account for the change in fair value as an increase or decrease in other income and expense.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long term debt discussed in Note 5 to the interim consolidated unaudited financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain derived from the derivative valuation movement is separately reflected in the interim consolidated unaudited statement of income.

Fleet employment profile

Please see the information under "Our Fleet" on page 1 of this report.

RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2009 Compared to the Three-Month Period Ended March 31, 2008

Voyage Revenues

Voyage revenue for the first quarter of 2009 was $34.2 million. Of our voyage revenues, $23.6 million was earned from our drybulk carriers and $10.6 million was earned from our tanker vessels. For the same period of 2008, voyage revenue was $38.4 million. The decrease in revenues is mainly due to the decline in the charter rates of M/V Augusta and M/T Olinda and the loss revenue days due to the scheduled drydocking of M/V Helena, which offset the increase in revenues resulted from the increase in the number of vessels from 11 to 13 and the increase in voyage days from 984 days in the first three months of 2008 to 1,122 days in the same period of 2009. This resulted in a TCE rate of $29,256 per day for the three month period ended March 31, 2009 ($34,938 for the same period in 2008).

Imputed Deferred Revenue

The amortization of imputed deferred revenue for the first quarter of 2009 amounted to $2.5 million compared to $2.6 million for the same period in 2008.

Voyage Expenses

In the first quarter of 2009, our voyage expenses were $1.3 million, of which $0.3 million relates to our tanker vessels and $1.0 million relates to our drybulk carriers. Voyage expenses for the first quarter of 2008 amounted to $4.0 million, of which $2.6 million related to our tanker vessels and $1.4 million related to our drybulk carriers. This decrease in voyage expenses is mainly attributable to the change in the trading pattern of M/T Olinda after it entered the spot market pool.

Vessel Operating Expenses

For the first quarter of 2009, our vessel operating expenses were $10.4 million of which $6.6 million relates to our drybulk carriers and $3.8 million relates to our tanker vessels. The average daily operating expenses on a fleet basis were $8,878 per vessel ($10,499 per day per drybulk carrier and $8,158 per day per tanker vessel).

For the first quarter of 2008, our vessel operating expenses were $6.2 million, of which $4.6 million relates to our drybulk carriers and $1.6 million to our tanker vessels. The average daily operating expenses on a fleet basis were $6,284 per vessel.

The increased daily operating costs for drybulk carriers in the 2009 period as compared to the 2008 period is attributable to expenses incurred during the drydocking of M/V Helena that due to their nature were charged to operating expenses, the repairs of M/V Lansing and the increase in management fees. No dry docking costs were incurred in the first quarter of 2008.

General and Administrative Expenses

For the first quarter of 2009, we incurred $1.2 million of general and administrative expenses, consisting of $0.5 million payroll costs and board of directors' fees, $0.3 million legal and audit fees and $0.4 million office and other expenses.

For the first quarter of 2008, we incurred $2.5 million of general and administrative expenses, consisting of $0.4 million payroll costs and board of directors' fees, $1.2 million compensation cost, $0.6 million legal and audit fees and $0.3 office and other expenses.

The decrease in general and administrative expense is mainly attributable to the compensation cost related to the issuance of shares to the former CEO of $1.1 million, which was recognized in the first quarter of 2008; there was no similar cost recognized in the first quarter of 2009.

Depreciation

For the first quarter of 2009, we recorded $12.8 million of vessel depreciation charges, consisting of $8.1 million vessel depreciation charges relating to our drybulk carriers and $4.7 million relating to our tanker vessels.

For the first quarter of 2008, we recorded $10.2 million of vessel depreciation charges, consisting of $8.2 million vessel depreciation charges relating to our drybulk carriers and $2.0 million relating to our tanker vessels.

The increase in vessel depreciation charges is attributable to the increase in the number of vessels from 11 vessels in the first quarter of 2008 to 13 vessels in the same period of 2009 and the increase of calendar days in 2009.  We expect depreciation to remain stable on a period-by-period basis assuming that we do not acquire additional vessels, which would cause depreciation charges to increase.

Drydocking

We incurred drydocking costs in the first quarter of 2009 of $0.9 million related to M/V Helena. In the same period of 2008 we did not incur any drydocking costs.

Vessel Lives and Impairment:

Our current fleet consists of nine drybulk carriers and four tanker vessels.  With the exception of the M/T Olinda which is currently employed through a pooling arrangement, we employ all of our vessels on medium- to long-term time charters which, as of March 31, 2009, had remaining durations ranging from two to 46 months.

The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical spot market rates) over the remaining estimated life of the vessel, net of vessel operating expenses, assuming an average annual inflation rate of 3%. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Management's current analysis indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Interest and finance costs

For the first quarter of 2009, interest expenses under our secured credit facilities amounted to $5.7 million (including realized and accrued interest payable on the swap agreements of $1.6 million and amortization of loan fees of $0.7 million) and the interest paid amounted to $5.2 million. Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings to 6.05% inclusive of margin (see "Quantitative and Qualitative disclosures about Market Risk-Interest Rate Risk" below). For the first quarter of 2008 interest expense amounted to $4.0 million (including amortization of finance fees of $0.2 million).

Gain on derivative instruments

The total fair value of the derivative instruments as at March 31, 2009 amounted to $15.3 million in liability of which $16.1 million unrealized loss is included in accumulated deficit and $0.8 million unrealized gain is reflected in Gain on derivative instruments in the interim consolidated unaudited statement of income. The current portion of the total fair value of $6.7 million is included in current liabilities as Derivative liability, while the non-current portion of the total fair value of $8.6 million is included in other non-current liabilities as Derivative liability in the March 31, 2009, interim consolidated unaudited balance sheet.

Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering and the Standby Equity Purchase Agreement, or SEPA, discussed in Note 6 to our March 31, 2009 interim consolidated unaudited financial statements, cash from operations and borrowings under our long-term arrangements. On July 1, 2008, we commenced the offer and sale of common stock under the controlled equity offering of 4,000,000 common shares, which we completed in December 2008 with net proceeds of $50.9 million. On February 3, 2009, we commenced the offer and sale of common stock under the SEPA. Under the SEPA we were permitted to offer and sell such number of our common shares, par value $0.01 per share equal to $147,885,850. We terminated the SEPA on May 21, 2009. As of that date, 71,850,000 common shares had been sold with net proceeds amounting to $110 million.

As of March 31, 2009, we had an outstanding indebtedness of $321.7 million (including sellers' credit of $18.8 million) and our aggregate payments of principal due within one year amounted to $65.3 million. Our loans contain a minimum cash requirement of $500,000 per vessel, which, on our fleet of 13 vessels, amounted to $6.5 million.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Cash Flows

The following table presents cash flow information for the three-month periods ended March 31, 2008 and 2009. The information was derived from our consolidated statements of cash flows and is expressed in thousands of U.S. Dollars.

	2008	2009

Net cash provided by operating activities	$17,996	$12,793
Net cash used in investing activities	(65,745)	-
Net cash provided by/(used in) financing activities	52,169	(8,833)
Increase in cash and cash equivalents	4,420	3,960
Cash and cash equivalents beginning of period	19,044	23,069
Cash and cash equivalents end of period	$23,464	$27,029

Net cash provided by operating activities for the three-month period ended March 31, 2009, was $12.8 million compared to $18.0 million for the same period in 2008. This decrease is mainly attributable to the decrease in revenue for the reasons explained above. Substantially all our cash from operating activities is from revenues generated under our charter agreements.

No cash was used in investing activities for the three-month period ended March 31, 2009. Net cash used in investing activities for the three-month period ended March 31, 2007 was $65.7 million, which represents the amount we paid to acquire the M/T Olinda.

Net cash used in financing activities for the three-month period ended March 31, 2009 was $8.8 million. During the three-month period ended March 31, 2009, (a) we generated $5.9million from the SEPA, (b) we drew down $29.6 million under our long-term debt arrangements to make the prepayment of $25 million under our Nordea facility, (c) we made a prepayment of $25 million and paid the installments due of $9.7 million under of our long-term credit facilities, (d) we paid $6.2 million of our sellers' credit and (e) we made a security payment to Cardiff of $3.4 million, (see Note 3(a) to our interim consolidated unaudited financial statements). Net cash provided by financing activities for the three-month period ended March 31, 2008 was $52.2 million. During the three-month period ended March 31, 2008, (a) we drew down $63.4 million under our long-term debt arrangements that partially financed the acquisition of M/T Olinda and (b) we paid dividends and financing costs of $11.1 million and $0.1 million, respectively.

EBITDA

EBITDA represents net income before interest, taxes, depreciation and amortization and other non-cash items. We use EBITDA because we believe that EBITDA is a basis upon which liquidity can be assessed and because we believe that EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness. We also use EBITDA (excluding drydock costs) in our credit facility agreements to measure compliance with our loan covenants. For description of our loan covenants, please see "Our Loan Agreement Covenants".

EBITDA is a non-GAAP measure and has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of OceanFreight's results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA does not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of OceanFreight's performance.

The following table reconciles net cash provided by operating activities to EBITDA for the three-month periods ended March 31, 2008 and 2009:

(Dollars in thousands)	2008	2009

Net cash provided by operating activities	$17,996	$12,793
Net increase in current assets, excluding cash and cash equivalents	3,506	1,274
Net increase in current liabilities, excluding derivative liability, current portion of long term debt and imputed deferred revenue current portion	(1,958)	(1,870)
Net interest expense	3,864	5,724
Amortization of deferred financing costs included in Net Interest expense	(112)	(194)
EBITDA	$23,296	$17,727

Working Capital Position

On March 31, 2009, our current assets totaled $33.9 million while current liabilities totaled $97.6 million, resulting in a negative working capital position of $63.7 million. Based on our fixed-rate charters, we believe we will generate sufficient cash during 2009 to make the required principal and interest payment on our indebtedness, provide for the normal working capital requirements and remain in a positive cash position for at least one year after March 31, 2009.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 15.7% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At March 31, 2009, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Inflation Risk

We do not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our loan agreements we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at March 31, 2009 that are sensitive to changes in interest rates. See notes 5 and 7 to our consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2010	2011	2012	2013
	(in thousands of U.S. Dollars except for percentages)
Long-term debt (1)
Repayment amount	35,889	35,889	35,889	46,889
Variable interest rate ($US)	1.21%	1.41%	2.12%	2.71%
Average interest rate	3.55%	3.55%	3.55%	3.55%
Interest rate derivatives
Swap notional amount (2)	277,800	241,912	206,029	170,145
Average pay rate (2)	3.55%	3.55%	3.55%	3.55%
Average receive rate (2)	1.21%	1.41%	2.12%	2.71%
___________

(1)
The above amounts are presented after giving effect to the prepayment of $25.0 million under our amended Nordea credit facility, which is described in Note 5 to our interim consolidated unaudited financial statements.

(2)
On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Concentration of credit risk

For the three-month period ended March 31, 2008 and 2009, the following charterers accounted for 10% or more of the Company's revenues as follows:

Charterer	%		Reportable segment
	2008	2009
A	22	-	Drybulk
B	14	-	Tanker
C	14	14	Drybulk
D	13	14	Drybulk
E	12	14	Drybulk

Contractual obligations:

The following table sets forth our contractual obligations and their maturity date going forward as of March 31, 2009 on a calendar year-end basis:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Long term debt (1)	$37,194	$85,403	$76,716	$103,556	$302,869
Sellers' credit (2)	18,846	-	-	-	18,846
IT services (3)	99	264	181	-	544
Manager supervision (4)	114	289	198	-	601
Office lease (5)	57	154	131	-	342
Total	$56,310	$86,110	$77,226	$103,556	$323,202

(1)
As further discussed in our March 31, 2009 interim consolidated unaudited financial statements the outstanding balance of our long-term debt at March 31, 2009, was $302.9 million. The loans bear interest at LIBOR plus a margin. Estimated interest payments are not included in the table above.

(2)
As further discussed in our March 31, 2009 interim consolidated unaudited financial statements (notes 3 and 13), following the effectiveness of the Nordea Amendatory Agreement, the sellers of the M/T Tigani and M/T Tamara exercised their option to elect to receive repayment of the $25 million sellers' credit from the cash proceeds of the SEPA.

(3)
As further discussed in our March 31, 2009 interim consolidated unaudited financial statements; we have entered into a services agreement with Cardiff Marine Inc., or Cardiff, for a period of five years. Pursuant to this agreement Cardiff provides, among other services, services in connection with Information Technology (IT) support.

(4)
As further discussed in our March 31, 2009 interim consolidated unaudited financial statements, pursuant to our five-year services agreement Cardiff provides manager supervision for the vessels Austin, Topeka, Richmond and Augusta.

(5)
As further explained in our March 31, 2009 interim consolidated unaudited financial statements, we have entered into two lease agreements for our office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

OCEANFREIGHT INC.

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2008 and March 31, 2009 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2008	March 31, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,069	$27,029
Receivables	2,073	2,526
Inventories	1,338	1,371
Prepayments and other	2,197	2,985
Total current assets	28,677	33,911

FIXED ASSETS, NET:

Vessels, net of accumulated depreciation of $56,838 and $69,602, respectively	587,189	574,425
Other, net of accumulated depreciation of $31 and $47, respectively	159	143
Total fixed assets, net	587,348	574,568

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $1,634 and $1,828, respectively	2,081	1,912
Restricted cash	6,511	6,511
Other	953	4,403

Total assets	$625,570	$621,305

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	60,889	46,452
Accounts payable	1,767	3,302
Due to related parties	111	162
Accrued liabilities	9,731	10,070
Unearned revenue	1,822	1,767
Sellers' credit	25,000	18,846
Derivative liability	6,771	6,712
Imputed deferred revenue, current portion	10,290	10,290
Total current liabilities	116,381	97,601

NON-CURRENT LIABILITIES
Derivative liability, net of current portion	9,376	8,560
Imputed deferred revenue, net of current portion	5,741	3,204
Long-term debt, net of current portion	247,111	256,417
Total non-current liabilities	262,228	268,181

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, 0 shares issued and outstanding	-
Common Shares, par value $0.01; 95,000,000 shares authorized, 18,544,493 and 21,694,493 shares issued and outstanding at December 31, 2008 and March 31, 2009, respectively.	185	217
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 0 shares issued and outstanding.	-	-
Additional paid-in capital	271,824	277,763
Accumulated deficit	(25,048)	(22,457)
Total stockholders' equity	246,961	255,523
Total liabilities and stockholders' equity	$625,570	$621,305

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Income
For the three-month periods ended March 31, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2009
REVENUES:
Voyage revenue	$35,794	$31,617
Imputed deferred revenue	2,565	2,537
	38,359	34,154
EXPENSES:
Voyage expenses	(3,980)	(1,329)
Vessels' operating expenses	(6,190)	(10,387)
General and administrative expenses	(2,451)	(1,247)
Survey and dry-docking costs	-	(971)
Depreciation	(10,174)	(12,780)
Operating income	15,564	7,440

OTHER INCOME (EXPENSES):
Interest income	173	13
Interest and finance costs	(4,037)	(5,737)
Gain/(loss) on derivative instruments	(5,296)	875

Total other expenses	(9,160)	(4,849)

Net Income	$6,404	$2,591

Earnings per common share, basic and diluted	$0.45	$0.13
Earnings per subordinated share, basic and diluted	$0.43	$-
Weighted average number of common shares, basic and diluted	12,388,787	19,926,160
Weighted average number of subordinated shares, basic and diluted	2,039,469	-

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Stockholders' Equity
For the three-month periods ended March 31, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Shares		Subordinated Shares
	Comprehensive Income	# of shares	Par value	# of shares	Par value	Additional paid-in capital	Accumulated Deficit	Total
BALANCE, December 31, 2007		12,394,079	$124	2,063,158	$21	$218,263	$(4,998)	$213,410
- Net income	$6,404	-	-	-	-		6,404	6,404
- Stock based compensation expense	-	-	-	85,150	1	123	-	124
- Cancellation of stock	-	(7,894)	-	(42,105)	(1)	-	-	(1)
- Cash dividends		-	-	-	-	-	(11,093)	(11,093)
- Comprehensive income	$6,404	-	-	-	-	-	-	-

BALANCE, March 31, 2008		12,386,185	$124	2,106,203	$21	$218,386	$(9,687)	$208,844

BALANCE, December 31, 2008		18,544,493	$185	-	$-	$271,824	$(25,048)	$246,961
- Net income	$2,591	-	-	-	-	-	2,591	2,591
- Proceeds from standby equity purchase agreement	-	3,150,000	32	-	-	5,895	-	5,927
- Stock based compensation expense	-	-	-	-	-	44	-	44
- Comprehensive income	$2,591

BALANCE, March 31, 2009		21,694,493	217	-	-	277,763	(22,457)	255,523

The accompanying notes are an integral part of these consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Interim Statements of Cash Flows
For the three-month periods ended March 31, 2008 and 2009
(Expressed in thousands of U.S. Dollars)

	2008	2009

Cash Flows from Operating Activities:
Net income:	$6,404	$2,591
Adjustments to reconcile net income to
net cash from operating activities:

Depreciation	10,174	12,780
Amortization of financing costs	112	194
Amortization of imputed deferred revenue	(2,565)	(2,537)
Amortization of stock based compensation	123	44
(Gain)/loss on derivative instruments	5,296	(875)

(Increase) / Decrease in
Receivables	(1,521)	(453)
Inventories	(929)	(33)
Prepayments and other	(1,056)	(788)
Accounts payable	164	1,535
Due to related parties	(603)	51
Accrued liabilities	2,669	339
Unearned revenue	(272)	(55)
Net Cash provided by Operating Activities	17,996	12,793

Cash Flows from Investing Activities:
Additions to vessel cost	(65,745)	-
Net Cash used in Investing Activities	(65,745)	-

Cash Flows from Financing Activities:
Proceeds from Standby Equity Purchase Agreement, net of related expenses	-	5,927
Proceeds from long-term debt	63,400	29,563
Repayment of long term debt	-	(34,694)
Repayment of sellers' credit	-	(6,154)
Cash dividends	(11,093)	0
Payment of financing costs	(138)	(25)
Other assets	-	(3,450)
Net Cash provided by/(used in) Financing Activities	52,169	(8,833)

Net increase in cash and cash equivalents	4,420	3,960

Cash and cash equivalents at beginning of period	19,044	23,069

Cash and cash equivalents at end of period	$23,464	$27,029

SUPPLEMENTAL INFORMATION
Cash financing activities:
Cash paid during the period for interest	$3,981	$5,165

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited interim consolidated financial statements include the accounts of OceanFreight Inc. ("OceanFreight") and its wholly owned subsidiaries (collectively, the "Company"). OceanFreight was incorporated on September 11, 2006 under the laws of the republic of the Marshall Islands. In late April 2007, OceanFreight completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company's common shares are listed on the NASDAQ Global Market.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels.

The Company has contracted the day-to-day technical management of its fleet to two managers which have been engaged under separate management agreements. As of March 31, 2009 the technical management of five Panamax drybulk carriers was assumed by Wallem Ship Management Ltd. ("Wallem"), a technical and commercial management company, while the commercial management of these vessels was assumed by a related party, Cardiff Marine Inc. ("Cardiff"). Cardiff also provides technical and commercial management for the remaining vessels of the fleet (Note 3).

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's financial statements for the year ended December 31, 2008 included in the Company's Annual Report on Form 20-F filed with the Securities Exchange and Commission on March 20, 2009.  These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

1.      Basis of Presentation and General Information - (continued):

The Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries, each of which is domiciled in the Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	Year Built	Acquisition date
Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanwealth Owners Limited	M/V Pierre	70,316	1996	June 6, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanresources Owners Limited	M/V Juneau	149,495	1990	June 29, 2007
Oceanstrength Owners Limited	M/V Lansing	73,040	1996	July 4, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanprime Owners Limited	M/V Richmond	75,265	1995	December 7, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008
Ocean Faith Owners	M/T Tigani	95,951	1991	October 14, 2008
Ocean Blue Spirit Owners Inc.	M/T Tamara	95,793	1990	October 17, 2008

For the three-month periods ended March 31, 2008 and 2009 the following charterers accounted for 10% or more of the Company's revenues as follows:

Charterer	%		Reportable segment (Note 12)
	2008	2009
A	22	-	Drybulk
B	14	-	Tanker
C	14	14	Drybulk
D	13	14	Drybulk
E	12	14	Drybulk

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.      New Accounting Pronouncements

The Company has adopted the following new accounting pronouncements in the current fiscal year.

In December, 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141(R)"). The Statement is a revision of SFAS No. 141, Business Combinations, issued in June 2001, designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. The statement applies to all transactions in which an entity obtains control of a business and is effective for the Company for acquisitions on or after January 1, 2009. We will adopt SFAS 141(R) for any business combinations occurring at or subsequent to January 1, 2009. As of March 31, 2009 the adoption of SFAS 141 (R) did not have any effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) "Non-controlling Interests in Consolidated Financial Statements", an amendment of ARB No. 51. SFAS 160 amends ARB No. 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement is effective for the Company for the fiscal year beginning January 1, 2009. As of March 31, 2009 the adoption of SFAS 160 did not have any effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (SFAS 161).  This statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  We adopted this statement in the first quarter of 2009 and the adoption did not have a significant effect upon our consolidated financial statements.
.
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the U.S. SFAS 162 will be effective 60 days after the SEC's approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board. We do not expect the adoption of SFAS 162 to have an effect on our consolidated statement of financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, a statement of position that will require companies to provide disclosures required by FAS 107, Disclosures about Fair Values of Financial Instruments.  The position statement is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.  This standard will not have a significant effect upon our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are Not Orderly (FSP FAS 157-4).  FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased.  This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP FAS 157-4 becomes effective for interim and annual reporting periods after June 15, 2009 and shall be applied proactively.  This standard will not have a significant effect upon our consolidated financial statements.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties:

(a)
Cardiff Marine Inc. ("Cardiff"): The Company uses the services of Cardiff, a ship management company with offices in Greece. The technical and commercial management of the Company's Panamax drybulk carriers (M/V Trenton, M/V Lansing and M/V Helena), Capesize drybulk carrier (the M/V Juneau) and the four tanker vessels (the M/T Pink Sands, M/T Olinda, M/T Tigani and M/T Tamara) has been contracted to Cardiff (Note 13 (a)). The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis the mother of the Company's CEO and Interim CFO and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

Cardiff is engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries of M/V Juneau, M/T Pink Sands and M/T Olinda, which were concluded upon delivery of each vessel to the Company. These vessel management agreements were amended on October 21, 2008 and the Company, in addition to the daily management fee per vessel is required to pay a daily superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance of repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index.

The Company has also entered into a services agreement with Cardiff, dated May 15, 2008 and amended on October 21, 2008, which replaced the then existing agreement, whereby Cardiff provides supervisory services for the vessels whose technical manager is Wallem in exchange for a daily fee of $0.13 (€100) per vessel. Cardiff provides other services under this agreement for which the Company pays additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's  fleet that are arranged by Cardiff, (3) a commission of 1.25% of charterhire agreements arranged by Cardiff, (4) an information technology fee of $33 (€25,000) per quarter and (5) a fee of $0.660 (€500) per vessel per day in exchange for any vessel inspection services performed in connection with a possible purchase. The Company also reimburses Cardiff for any out-of-pocket expenses at cost plus 10%.

In January 2009, the above agreements were further amended and Cardiff assumed the commercial management of all of the Panamax drybulk carriers. Furthermore, based on the management agreements with Cardiff the Company has made a security payment of $3,553, representing managed vessels' operating expenses and management fees for three months which will be settled when the agreements terminate, however, in case of a change of control the amount is not refundable. Of this amount $92 has been classified under "Prepayments and other" in current assets and $3,461 under "Other assets" in non current assets in the accompanying March 31, 2009 consolidated unaudited balance sheet.

The fees charged by Cardiff for the three-month periods ended March 31, 2008 and 2009 are as follows:

Nature of charge	2008	2009	Included in
Management fees	$215	$781	Vessel operating expenses - Statement of Income
Commission on charterhire agreements	153	143	Voyage expenses - Statement of Income
Commissions for purchase of vessels	650	-	Vessels, net - Balance Sheet

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties – (continued):

At December 31, 2008 and March 31, 2009, $742 and $162, respectively, are payable to Cardiff, and are reflected in the accompanying consolidated balance sheets as Due to related parties. In addition, $18 and $860 due to Cardiff as at December 31, 2008 and March 31, 2009, respectively, relating to the operations of the vessels under Cardiff's management, are included in Accounts payable in the accompanying consolidated balance sheets.

(b)
Transbulk 1904 AB ("Transbulk"): Vessels M/V Lansing and M/V Richmond are employed in time charters with Transbulk for a period of 22 to 26 months and 24 to 28 months, respectively, at gross charter rates of $24 per day and $29.1 per day, respectively. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

(c)
Heidmar Trading LLC: On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately one year at a gross daily rate of $29.8. Also, the Company's Chief Executive Officer and Interim Chief Financial Officer is a member of its Board of Directors.

(d)
Tri-Ocean Heidmar Tankers LLC: On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar Tankers LLC  is owned by Heidmar Inc., which is 49% owned by a company associated with Mr. George Economou. Also, the Company's Chief Executive Officer and Interim Chief Financial Officer is a member of the Board of Directors of Heidmar Inc.

(e)
Blue Fin Tankers Inc. pool ("Blue Fin"): On October 29, 2008 the M/T Olinda was employed in Blue Fin Tankers Inc. Pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. which is 49% owned by a company associated with Mr. George Economou. Also, the Company's Chief Executive Officer and Interim Chief Financial Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. The vessels' revenue in 2009 was derived from the pool.

(f)
Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 0.680 ($0.898 at the March 31, 2009 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the three-month periods ended March 31, 2008 and 2009 amounted to $3.0 and $2.6, respectively and is included in General and Administrative expenses in the accompanying consolidated unaudited statements of income.

(g)
Acquisition of Vessels: In January and October 2008 the Company took delivery of the tanker vessels M/T Olinda, M/T Tigani and M/T Tamara from interests associated with Mr. George Economou for an aggregate consideration of $144,000. The purchase price was financed by a sellers' unsecured credit of $25,000 ($12,000 for the M/T Tamara and $13,000 for the M/T Tigani) and the Company's own funds. The sellers' credit is payable 18 months after the physical delivery of the vessel and bears interest at 9.0% per annum for the amount relating to the M/T Tamara and 9.5 % per annum for the amount relating to the M/T Tigani (Notes 4). The total interest paid in this respect amounted to $519 at March 31, 2009. The Company also paid to Cardiff $1,440 representing a 1% commission on the vessels' purchase price.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties – (continued):

As provided in the Memorandum of Agreements of M/T Tigani and M/T Tamara, following the resignation of one of the Company's directors on November 25, 2008, the sellers of the vessels had the right to demand the immediate payment of the Sellers' Credit of $25,000. The sellers of the above vessels on December 9, 2008, waived their contractual right to demand prompt prepayment of the Sellers' Credit until the amendment of the Nordea Facility became effective (Note 5). On February 6, 2009, following the effectiveness of the Amendatory Agreement with Nordea, the sellers of the M/T Tigani and M/T Tamara exercised their option, and requested the repayment of the sellers' credit to be made in cash from the proceeds of the Standby Equity Purchase Agreement discussed in Note 6 as also provided in the Amendatory Agreement, and waived their option for the settlement of the Sellers' Credit of $25.0 million in the form of the Company's common stock at any date, effective December 9, 2008. On this basis the Company as of March 31, 2009 had repaid $6,154 of the Sellers' Credit and the balance has been classified under current liabilities in the accompanying March 31, 2009, consolidated unaudited financial statements.

4.      Vessels, Net:

The amount in the accompanying March 31, 2009 consolidated unaudited balance sheet is analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$644,027	$(56,838)	$587,189
Additions	-	(12,764)	(12,764)
Balance March 31, 2009	$644,027	$(69,602)	$574,425

The memoranda of agreement associated with the acquisition of vessels, Austin, Pierre, Trenton and Topeka in 2007 stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the three-month periods ended March 31, 2008 and 2009 amounted to $2,565 and $2,537, respectively and is separately reflected in the accompanying consolidated unaudited statements of income.

The Company's vessels have been pledged as collateral to secure the bank loan discussed in Note 5.

5.      Long-term Debt:

Credit Facility with Nordea Bank Norge ASA

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA ("Nordea"), for a $325,000 Senior Secured Credit Facility (the "Facility" or the "Nordea Facility") for the purpose of refinancing the then outstanding balance of $118,000 of a facility with Fortis Bank concluded in June 2007, to partially finance the acquisition cost of vessels M/V Trenton, M/V Pierre, M/V Austin, M/V Juneau, M/V Lansing, M/V Helena, M/V Topeka, M/V Richmond and M/T Pink Sands and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Facility.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.      Long-term Debt – (continued)

On January 9, 2009, the Company entered into an amendatory agreement to its Nordea Credit Facility which became effective on January 23, 2009 and waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduced the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver is effective from the date the breach occurred, which is December 9, 2008. Under the terms of the amendatory agreement the Company on January 23, 2009, made a prepayment of $25,000 and, among other requirements, is also required (i) to ensure that under the reduced collateral maintenance coverage ratio, the aggregate fair market value of the vessels in the Company's fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB credit facility, be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (ii) to pay interest at an increased margin over LIBOR; (iii) to suspend the payment of dividends; and (iv) to pay the sellers' credit only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the weighted average age of the vessels(weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.
.

The amended Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of vessels and for working capital purposes. As of March 31, 2009, the balance of Tranche A will be reduced or repaid in 13 semi-annual equal installments in the amount of $11,000 each and a balloon installment in an amount of $40,000.

Tranche B is a Term Loan Facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of March 31, 2009, the balance of Tranche B is repayable in 13 equal consecutive semi annual installments in the amount of $6,944 each and a balloon installment in the amount of $2,778.

The Facility is secured with first priority mortgages over the vessels and second priority mortgages on the M/T Tamara and M/T Tigani, first priority assignment of vessels' insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.      Long-term Debt – (continued)

Loan agreement with DVB Bank SE

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE ("DVB") for a secured term loan facility ("loan" or "DVB loan") for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility. The balance of the loan at March 31, 2009 is repayable in quarterly variable installments as follows: three installments of $2.75 million each, followed by four installments of $2.31 million each, followed by eight installments of $1.09 million each, plus a balloon installment of $0.6 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the M/T Tamara and M/T Tigani, a corporate guarantee by the Company, assignment of earnings and insurances and a pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, the Company paid an upfront fee of $443.5, which was included in "Deferred Financing fees" in the accompanying December 31, 2008 consolidated balance sheet.

The table below shows the repayment schedule of the loan balance as of March 31, 2009 on a calendar year-end basis.

	Nordea Tranche A	Nordea Tranche B	DVB	Total
2009	$22,000	$6,944	$8,250	$37,194
2010	22,000	13,889	9,250	45,139
2011	22,000	13,889	4,375	40,264
2012	22,000	13,889	4,938	40,827
2013	22,000	13,889	-	35,889
2014 and thereafter	73,000	30,556	-	103,556
	$183,000	$93,056	$26,813	$302,869

Total interest expense on long-term debt for the three-month periods ended March 31, 2008 and 2009 amounted to $4,435 and $3,773, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income. The Company's weighted average interest rates (including the margin) for the three-month periods ended March 31, 2008 and 2009 was 4.79% and 3.72%, respectively.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.      Share Capital:

Stockholders' Rights Agreement: On April 17, 2008, the Company approved a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the Company's common stock or (2) the 10th business day (or such later date as determined by the Company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $100 (the "Exercise Price") a fraction (1/1000th) of one share of the Company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 20% of the Company's common stock then each holder of a right (except an Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company's common stock and before that Acquiring Person acquires more than 50% of the Company's outstanding common stock, the Company may exchange each right owned by all other rights holders, in whole or in part, for one share of the Company's common stock. The Company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company's common stock, or the expiration date. The rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Dividends: During the three-month period ended March 31 2008, the Company paid dividends of $11,093. No dividends were paid during the three-month period ended March 31, 2009. On December 12, 2008, the Board of Directors determined, after careful consideration of various factors, including the current recession in the shipping market, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

6.      Share Capital – (continued):

Standby Equity Purchase Agreement — ("SEPA"): On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147.9 million of its common shares, par value $0.01 per share. In accordance with the terms of the SEPA, the Company may offer and sell common shares at any time and from time to time to YA Global; however, it is under no obligation to sell any shares pursuant to the SEPA. The Company has been advised by YA Global that the resale of any common shares by YA Global, if any, will be made by means of ordinary brokers' transactions on The Nasdaq Global Market or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from the Company based upon a daily dollar volume weighted averaged price for its common shares on The Nasdaq Global Market. YA Global will receive a discount equal to 1.5% of the daily dollar volume weighted averaged price on the day the Company sells shares to YA Global. As of March 31, 2009, 3.15 million shares had been sold with net proceeds amounting to $6.2 million. These proceeds were paid to the sellers of M/T Tamara and M/T Tigani, against the sellers' credit discussed in Note 4.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.      Financial instruments:

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company's lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at March 31, 2009, is determined based on observable Level 2 inputs, as defined in SFAS No. 157 "Fair Value Measurements" (SFAS 157), derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments as of March 31, 2009 amounted to a liability of $15,272, of which the current and non-current portions of $6,712 and $8,560 respectively, are included in current and non-current derivative liabilities in the accompanying consolidated unaudited balance sheet as of March 31, 2009. The change in the fair value of these instruments for the three-month period ended March 31, 2009, resulted in an unrealized gain of $875, which is reflected under Gain on derivative instruments in the accompanying consolidated unaudited statement of income. The realized interest and accrued interest payable on the swaps for the three-month period ended March 31, 2008 amounted to $1,551 and $1,556, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated unaudited statements of income. As of March 31, 2009, no fair value measurements for assets under Level 1 and Level 3 of the SFAS 157 input hierarchy were recognized in the Company's interim consolidated unaudited financial statements.

8.      Stock based compensation:

On September 24, 2007, the Company reserved 5,150 restricted subordinated shares, vesting 25% semi-annually, to Seabert Shipping Co., a company providing consulting services to the Company in connection with the duties of the former Chief Operating Officer which is controlled by the former Chief Operating Officer. The shares were issued on March 13, 2008. Following the resignation of the Chief Operating Officer in March 2009, pursuant to a resolution of the Board of Directors the shares vested immediately.

On February 12, 2008 the Company granted 80,000 restricted subordinated shares, vesting 25% annually, to Steel Wheel Investments Limited, a company providing consulting services to the Company in connection with the duties of the Chief Executive Officer/ Interim Chief Financial Officer, which is controlled by the Chief Executive Officer/ Interim Chief Financial Officer, subject to contractual restrictions. The shares were issued on March 27, 2008. Following the conversion of the Company's subordinated shares into common shares on August 15, 2008, the aggregate of 80,000 restricted subordinated shares mentioned above vested immediately as provided in the related agreements.

There were no unvested shares at March 31, 2009. Compensation cost recognized in the three month periods ended March 31, 2008 and 2009 amounted to $123 and $44, respectively.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.      Earnings per Share:

The components for the calculation of earnings/ losses per common and subordinated share, basic and diluted, for the three-month periods ended March 31, 2008 and 2009, are as follows:

	2008	2009
Net income	$6,404	$2,591
- Less dividends paid
Common shares	(9,537)	-
Subordinated shares	(1,556)	-
Undistributed (losses)/earnings	$(4,689)	$2,591

Allocation of undistributed losses
Common Shares:
-12,386,185 as of March 31, 2008 and 21,994,493 as of March 31, 2009	$(4,008)	-
Subordinated shares
- 2,106,203 as of March 31, 2008 and 0 as of March 31, 2009	(681)	-
	$(4,689)	-

Basic and diluted per share amounts:

	2008
	Common Shares	Subordinated Shares
Distributed earnings	0.77	0.76
Undistributed losses	(0.32)	(0.33)
Total	0.45	0.43
Weighted average number of shares basic and diluted	12,388,787	2,039,469

	2009
	Common Shares	Subordinated Shares
Distributed earnings	-	-
Undistributed earnings	0.13	-
Total	0.13	-
Weighted average number of shares basic and diluted	19,926,160	-

Due to the conversion of the subordinated shares into common shares during August 2008 (Note 6), the basic and diluted per share amounts are presented only for common shares for the three month period ended March 31, 2009.

10.    Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

the Company's vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company's option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 4.8 ($6.34 based on the Euro to USD exchange rate at March 31, 2009) and is adjusted annually based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $57 for the remainder of the year 2009, $77 for each of the years 2010, 2011, and 2012 and $54 for the year 2013.

11.    Interest and Finance Cost:

The amounts in the accompanying consolidated unaudited statements of income are analyzed as follows:

	2008	2009

Interest on long-term debt	$3,773	4,435
Interest on sellers' credit	-	519
Amortization and write-off of financing fees	241	727
Long-term debt commitment fees	11	7
Other	12	49
Total	$4,037	5,737

12.    Segment Information:

The table below includes information about the Company's reportable segments as of and for the three-month periods ended March 31, 2008 and 2009.  The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's interim consolidated unaudited financial statements.

March 31, 2008	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$29,190	$9,169	$-	$38,359
Interest expense and finance costs	2,976	1,040	21	4,037
Interest Income	-	-	173	173
Loss on derivative instruments	-	-	5,296	5,296
Depreciation and amortization	8,171	1,998	5	10,174
Segment profit/(loss)	11,975	2,029	(7,600)	6,404
Total assets	$433,147	$114,746	$23,555	$571,448

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

12.    Segment Information – (continued):

March 31, 2009	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$23,570	$10,584	$-	$34,154
Interest expense and finance costs	3,504	2,222	11	5,737
Interest Income	-	-	13	13
Gain on derivative instruments	636	239	-	875
Depreciation	8,081	4,683	16	12,780
Segment profit/(loss)	3,990	(140)	(1,259)	2,591
Total assets	$401,420	$184,089	$35,796	$621,305

13. Subsequent events:

a)
Vessels' Management: In April, May and June of 2009, Cardiff assumed the technical management of the M/V Pierre, M/V Topeka and M/V Austin, respectively, which were previously under the technical management of Wallem.

b)
Standby Equity Purchase Agreement — ("SEPA"): During the period from April 1, 2009 to May 13, 2009, 68,700,000 shares were sold with net proceeds amounting to $103.8 million. Of these proceeds $18.8 million were paid to the sellers of the M/T Tamara and M/T Tigani, for the full settlement of the sellers' credit discussed in Notes 13(c) below. The SEPA agreement was terminated on May 21, 2009 and the total number of shares issued and outstanding is 90,394,493.

c)	Sellers' Credit: In May 2009 the Company fully repaid the Sellers' Credit (Note 3(g)) exclusively from the proceeds of the SEPA.

d)
Sale of Vessel: On May 21, 2009, the Company signed a Memorandum of Agreement with a third party for the sale of M/V Lansing at a price of $21.95 million resulting in a loss of approximately $13.3 million which will be recorded in the second quarter of 2009. The vessel is expected to be delivered to its new owners in the period from July 1, 2009 to September 30, 2009.

e)
Purchase of Vessel:  The Company has entered into various agreements with third parties to purchase a 2001 built Panamax bulk carrier (75,000 dwt) for an aggregate price of $25 million. The Company expects to take delivery of the vessel by September 2009 with a time charter attached at a daily gross hire rate of $13.15 for a maximum period of three months from the date of expected delivery. The transaction is subject to the buyers' acceptance of the vessel and its class records and approval by the sellers' financing bank.  The purchase of the vessel is expected to be financed using the existing Nordea revolving credit facility.

SK 25754 0002 1005138 v2